SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.  20549

                              S C H E D U L E   13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No.   )*

                                NETWORK PERIPHERALS INC.
- --------------------------------------------------------------------------------
                                (Name of Issuer)

                          COMMON STOCK, $0.01 PAR VALUE

- --------------------------------------------------------------------------------

                         (Title of Class of Securities)

                                    64121R100
                         -------------------------------
                                 (CUSIP Number)
                         Copy to:
Seneca Ventures                         Stephen A. Cohen, Esq.
68 Wheatley Road                        Morrison Cohen Singer & Weinstein, LLP
Brookville, New York  11545             750 Lexington Avenue
Telephone (516) 626-3070                New York, New York 10022
                                   Telephone (212) 735-8600

- --------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Persons
                Authorized to Receive Notices and Communications)

                                  May 30, 1996
- --------------------------------------------------------------------------------
              (Date of Event which Requires Filing this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this
schedule because of Rule 13d-1(b)(3) or (4), check the following space     .
                                                                       ----

Check the following space if a fee is being paid with the statement  X .  (A fee
                                                                    ---
is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE:   Six copies of  this statement, including  all exhibits, should  be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
                        (Continued on following page(s))









                                   - 1 of 17 -

CUSIP No.   64121R100                        13D

  1  Name of Reporting Person

     S.S. or I.R.S. Identification No. of Above Person

                        Woodland Venture Fund

  2  Check the Appropriate Box if a Member of a Group*
                                                      (a)   [X]

                                                      (b)

  3  SEC Use Only


  4  Source of Funds*          WC, OO

  5  Check Box if Disclosure of Legal Proceedings is Required



  6  Citizenship or Place of Organization         New York


            7  Sole Voting Power
                    267,000 shares                    2.3%
  Number
    of      8  Shared Voting Power
  Shares            369,600 shares                    3.1%
Beneficially
 Owned By   9  Sole Dispositive Power
   Each             267,000 shares                    2.3%
 Reporting
  Person   10  Shared Dispositive Power
   With             369,600 shares                    3.1%


 11  Aggregate Amount Beneficially Owned By Each Reporting
     Person
                          636,600 shares


 12  Check Box if the Aggregate Amount in Row (11) excludes
     Certain Shares*                                    / /


 13  Percent of Class Represented by Amount in Row (11)
                                                       5.4%

 14  Type of Reporting Person*
                                                 PN



                      *SEE INSTRUCTIONS BEFORE FILLING OUT!










                                   - 2 of 17 -

CUSIP
No.   64121R100                        13D

  1  Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

                          Woodland Partners

  2  Check the Appropriate Box if a Member of a Group*  (a)   [X]

                                                        (b)


  3  SEC Use Only


  4  Source of Funds*              WC, OO

  5  Check Box if Disclosure of Legal Proceedings is Required



  6  Citizenship or Place of Organization       United States


            7  Sole Voting Power
  Number            230,500 shares                    2.0%
    of
  Shares    8  Shared Voting Power
Beneficially        406,100 shares                    3.5%
 Owned By
   Each     9  Sole Dispositive Power
 Reporting          230,500 shares                    2.0%
  Person
   With    10  Shared Dispositive Power
                    406,100 shares                    3.5%

 11  Aggregate Amount Beneficially Owned By Each Reporting
     Person
                           636,600 shares


 12  Check Box if the Aggregate Amount in Row (11) excludes
     Certain Shares*                                     / /


 13  Percent of Class Represented by Amount in Row (11)
                                                       5.4%
 14  Type of Reporting Person*
                                 PN



                      *SEE INSTRUCTIONS BEFORE FILLING OUT!












                                   - 3 of 17 -

CUSIP
No.   64121R100                        13D

  1  Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

                           Seneca Ventures

  2  Check the Appropriate Box if a Member of a Group*
                                                      (a)   [X]

                                                      (b)

  3  SEC Use Only


  4  Source of Funds*          WC, OO

  5  Check Box if Disclosure of Legal Proceedings is Required



  6  Citizenship or Place of Organization       New York


            7  Sole Voting Power
  Number            139,100 shares                    1.2%
    of
  Shares    8  Shared Voting Power
Beneficially        497,500 shares                    4.2%
 Owned By
   Each     9  Sole Dispositive Power
 Reporting          139,100 shares                    1.2%
  Person
   With    10  Shared Dispositive Power
                    497,500 shares                    4.2%

 11  Aggregate Amount Beneficially Owned By Each Reporting
     Person
                           636,600 shares


 12  Check Box if the Aggregate Amount in Row (11) excludes
     Certain Shares*                                  / /

 13  Percent of Class Represented by Amount in Row (11)
                                                       5.4%
 14  Type of Reporting Person*
                                                 PN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


                                   - 4 of 17 -

CUSIP
No.   64121R100                        13D

  1  Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

                       Woodland Services Corp.

  2  Check the Appropriate Box if a Member of a Group*
                                                      (a)   [X]

                                                      (b)

  3  SEC Use Only


  4  Source of Funds*          WC, OO

  5  Check Box if Disclosure of Legal Proceedings is Required



  6  Citizenship or Place of Organization       New York


            7  Sole Voting Power
  Number            0 shares                            0%
    of
  Shares    8  Shared Voting Power
Beneficially        636,600 shares                    5.4%
 Owned By
   Each     9  Sole Dispositive Power
 Reporting         0 shares                            0%
  Person
   With    10  Shared Dispositive Power
                   636,600 shares                    5.4%

 11  Aggregate Amount Beneficially Owned By Each Reporting
     Person
                           636,600 shares


 12  Check Box if the Aggregate Amount in Row (11) excludes
     Certain Shares*                                  / /


 13  Percent of Class Represented by Amount in Row (11)
                                                       5.4%
 14  Type of Reporting Person*
                                                 CO


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!



                                   - 5 of 17 -

CUSIP
No.   64121R100                        13D

  1  Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

                          Barry Rubenstein


  2  Check the Appropriate Box if a Member of a Group*
                                                      (a)   [X]

                                                      (b)
  3  SEC Use Only


  4  Source of Funds*        WC.00


  5  Check Box if Disclosure of Legal Proceedings is Required [ ]


  6  Citizenship or Place of Organization       United States


            7  Sole Voting Power
  Number            0 shares                            0%
    of
  Shares    8  Shared Voting Power
Beneficially
 Owned By           636,600 shares                    5.4%
   Each
 Reporting  9  Sole Dispositive Power
  Person            0 shares                            0%
   With
           10  Shared Dispositive Power
                    636,600 shares                    5.4%


 11  Aggregate Amount Beneficially Owned By Each Reporting
     Person
                          636,600 shares


 12  Check Box if the Aggregate Amount in Row (11) excludes
     Certain Shares*                                   [ ]

 13  Percent of Class Represented by Amount in Row (11)
                                                       5.4%


 14  Type of Reporting Person*
                                                 IN


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!




                                   - 6 of 17 -

CUSIP  No.  64121R100                         13D

  1  Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

                         Marilyn Rubenstein


  2  Check the Appropriate Box if a Member of a Group*
                                                      (a)   [X]

                                                      (b)

  3  SEC Use Only


  4  Source of Funds*         WC.00


  5  Check Box if Disclosure of Legal Proceedings is Required


  6  Citizenship or Place of Organization  United States


            7  Sole Voting Power
  Number            0 shares                            0%
    of
  Shares    8  Shared Voting Power
Beneficially
 Owned By           636,600 shares                     5.4%
   Each
 Reporting  9  Sole Dispositive Power
  Person            0 shares                            0%
   With
           10  Shared Dispositive Power
                    636,600 shares                     5.4%


 11  Aggregate Amount Beneficially Owned By Each Reporting
     Person
                           636,600 shares


 12  Check Box if the Aggregate Amount in Row (11) excludes
     Certain Shares*                                   [ ]

 13  Percent of Class Represented by Amount in Row (11)
                                                       5.4%

 14  Type of Reporting Person*
                                 IN


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!





                                   - 7 of 17 -

     This statement, dated May 30, 1996, relates to the reporting persons'ownership of certain securities of Network Peripherals Inc. (the "Issuer").


ITEM 1.   Security and Issuer
          -------------------

          (a)  Common Stock, $0.01 par value per share (CUSIP No. 64121R100).

          (b)               Network Peripherals, Inc.
                               1371 McCarthy Blvd.
                              Milipitas, CA  95035


ITEM 2.   Identity and Background
          -----------------------

     1.   (a)  Woodland Venture Fund, a limited partnership organized under the
               ---------------------
laws of the State of New York (the "Fund").

          (b)  Address:
                    68 Wheatley Road
                    Brookville, New York  11545

          (c)  Principal Business:  Investments.

          (d)  No.

          (e)  No.

          Woodland Services Corp. and Barry Rubenstein are the general partners of the Fund. The limited partners of the Fund include certain other investors.

     2.   (a)  Woodland Partners, a general partnership organized under the laws
               -----------------
of the State of New York ("Partners").

          (b)  Address:
                    68 Wheatley Road
                    Brookville, New York  11545

          (c)  Principal Business:  Investments

          (d)  No.

          (e)  No.

          The general partners of Partners are Barry Rubenstein and Marilyn Rubenstein (husband and wife).










                                   - 8 of 17 -

     3.   (a)  Seneca Ventures, a limited partnership organized under the laws
               ---------------
of the State of New York ("Seneca").


          (b)  Address:
                    68 Wheatley Road
                    Brookville, New York  11545

          (c)  Principal Business:  Investments.

          (d)  No.

          (e)  No.

               The general partners of Seneca are Barry Rubenstein and Woodland Services Corp. The limited partners of Seneca include Marilyn Rubenstein and certain other investors.

     4.   (a)  Woodland Services Corp., a corporation organized under the laws
               -----------------------
of the State of New York ("Services").

          (b)  Address:
                    68 Wheatley Road
                    Brookville, New York  11545

          (c)  Principal Business:  Investments.

          (d)  No.

          (e)  No.

               Barry Rubenstein is the President and sole director of Services and Marilyn Rubenstein, his wife, is the Secretary and Treasurer of Services. Mr. Rubenstein's owns all of Service's outstanding shares of common stock, no par value.

     5.   (a)  Barry Rubenstein, a general partner of Seneca, Partners and the
               ----------------
Fund, and an officer, director and the sole shareholder of Services.

          (b)  Address:
                    68 Wheatley Road
                    Brookville, New York  11545

          (c) Principal Occupation: General Partner of partnerships and limited partnerships engaged in the investment business.












                                   - 9 of 17 -

          (d)  No.

          (e)  No.

          (f)  Citizenship:  United States.


     6.   (a)  Marilyn Rubenstein, a general partner of Partners, a limited
               ------------------
               partner of Seneca and the Secretary and Treasurer of Services.

          (b)  Address:
                    68 Wheatley Road
                    Brookville, New York  11545

          (c)  Principal Occupation:  Housewife

          (d)  No.

          (e)  No.

          (f)  Citizenship:   United States.



ITEM 3.   Source and Amounts of Funds or Other Consideration
          --------------------------------------------------

          The partnerships obtained funds for the purchase of the shares of Common Stock from their respective working capital and other funds.

          The amount of funds used in making the purchases of the shares of Common Stock in the over-the-counter market are set forth below:

          Name                          Amount of Consideration
          ----                          -----------------------

          Woodland Venture Fund             $3,130,563
          Woodland Partners                 $3,266,688
          Seneca Ventures                   $1,556,156


ITEM 4.   Purpose of Transaction.
          ----------------------

          The reporting persons acquired their securities for purposes of investment.











                                  - 10 of 17 -

          The reporting persons do not have any plans or proposals which relate to or would result in any of the actions set forth in subparagraphs (a) through
(j) of item 4 of Schedule 13D.

ITEM 5.   Interests in Securities of the Issuer.
          -------------------------------------

          (a) The following list sets forth the aggregate number and percentage (based on 11,789,773 shares of Common Stock outstanding as reported in the Issuer's Form 10-Q for the quarter ended March 31, 1996) of outstanding shares of Common Stock owned beneficially by each reporting person named in Item 2, as of May 30, 1996:


                               Shares of     Percentage of Shares
                             Common Stock       of Common Stock
Name                      Beneficially Owned  Beneficially Owned
- ----                      ------------------  ------------------
Woodland Venture Fund          636,600(1)               5.4%
Woodland Partners              636,600(2)               5.4%
Seneca Ventures                636,600(3)               5.4%
Woodland Services Corp.        636,600(4)               5.4%
Barry Rubenstein               636,600(5)               5.4%
Marilyn Rubenstein             636,600(6)               5.4%

          (b) The Fund has sole power to vote and dispose of 267,000 shares of Common Stock, and may be deemed to have shared power to vote and dispose of 369,600 shares of Common Stock.






- --------------------

     1 The Fund disclaims beneficial ownership of 230,500 shares of Common Stock owned by Partners and 139,100 shares of Common Stock owned by Seneca.

     2 Partners disclaim beneficial ownership of 267,000 shares of Common Stock owned by the Fund and 139,100 shares of Common Stock owned by Seneca.

     3   Seneca  disclaims  beneficial  ownership   of 230,500  shares  of
         Common Stock owned by Partners and 267,000 shares owned by the Fund.

     4 380 shares of Common Stock beneficially owned by Services represents its equity interest in the Fund and 227 shares of Common Stock beneficially owned by Services represents its equity interest in Seneca. Services disclaims beneficial ownership of 230,500 shares owned by Partners.

     5 207,450 shares of Common Stock beneficially owned by Mr. Rubenstein represents Mr. Rubenstein's equity interest in Partners, 101,767 shares of Common Stock represents his equity interest in the Fund and 24,522 shares of Common Stock represents his equity interest in Seneca. Mr. Rubenstein disclaims beneficial ownership of 23,050 shares of Common Stock held by Partners (which represents his wife's equity interest in Partners), 164,853 shares of Common Stock owned by the Fund and 108,271 shares of Common Stock owned by Seneca.

     6 23,050 shares of Common Stock represents Mrs. Rubenstein's equity interest in Partners and 12,972 shares of Common Stock represents Mrs. Rubenstein's equity interest as a limited partner of Seneca. Mrs. Rubenstein disclaims beneficial ownership of 207,450 shares of Common Stock held by Partners (which represents her husband's equity interest in Partners), 126,128 shares of Common Stock owned by Seneca and 267,000 shares owned by the Fund.

                                  - 11 of 17 -

          Partners has sole power to vote and to dispose of 230,500 shares of Common Stock, and may be deemed to have shared power to vote and to dispose of 406,100 shares of Common Stock.

          Seneca has sole power to vote and to dispose of 139,100 shares of Common Stock, and may be deemed to have shared power to vote and to dispose of 497,500 shares of Common Stock.

          Services may be deemed to have shared power to vote and to dispose of 636,600 shares of Common Stock.

          Barry Rubenstein, by virtue of being a general partner of Seneca, Partners and the Fund, may be deemed to have shared power to vote and to dispose of 636,600 shares of Common Stock representing approximately 5.4% of the outstanding Common Stock.

          Marilyn Rubenstein, by virtue of being a general partner of Partners and wife of Barry Rubenstein, may be deemed to have shared power to vote and dispose of 636,600 shares of Common Stock representing approximately 5.4% of the outstanding Common Stock.


          (c) The following is a description of all transactions in shares of Common Stock of the Issuer by the persons identified in Item 2 of this Schedule 13D effected from March 31, 1996 through May 30, 1996, inclusive.


                       Purchase or   Number of Shares      Purchase or
Name of Shareholder     Sale Date    Purchased or (Sold)   Sale Price
- -------------------    -----------   -------------------   ----------

Woodland Partners          4/26/96        19,000             $13.875
                           5/30/96        65,000             $17.375

          Partners acquired the shares of Common Stock in the over-the-counter market.

          (d) No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of such securities.

          (e)  Not applicable.


ITEM 6.   Contracts, Arrangements, Understandings or Relationships
          with Respect to Securities of the Issuer
          ---------------------------------------------------------------

          (a) The Fund is a limited partnership established and governed by New York law and a partnership agreement. Pursuant to such agreement, voting and investment power over the shares of Common Stock held by the Fund is vested in its general partners - Barry Rubenstein and Services. The limited partners have no voting or investment power over the shares of Common Stock held by the Fund.



                                 - 12 of 17 -

          (b) Partners is a general partnership established and governed by New York law and a partnership agreement. Pursuant to such agreement, voting and investment power over the shares of Common Stock held by Partners is vested in its general partners - Barry Rubenstein and Marilyn Rubenstein.

          (c) Seneca is a limited partnership established and governed by New York law and a partnership agreement. Pursuant to such agreement, voting and investment power over the shares of Common Stock held by Seneca is vested in its general partners - Barry Rubenstein and Services. The limited partners have no voting or investment power over the shares of Common Stock held by Seneca.

          (d) Except for the circumstances discussed or referred to in paragraphs (a) through (c) above, there are no contracts, arrangements, understandings, or relationships with respect to the securities of the Issuer among any of the persons reporting in this Schedule 13D.


ITEM 7.   Material to be Filed as Exhibits
          --------------------------------

          Exhibit A  - Agreement, effective as of May 30, 1996, among the
          ---------
reporting persons by which they have agreed to file this Schedule 13D and all necessary amendments, as required by Rule 13d-1(f).




                                  - 13 of 17 -

                                    Signature
                                    ---------

          After reasonable inquiry and to the best of their knowledge and belief, each of the undersigned hereby certifies that the information set forth in this Schedule is true, complete, and correct.


Date:     June 5, 1996

                              /s/ Barry Rubenstein
                              --------------------------------------------------
                              Barry Rubenstein, as General Partner on behalf of Seneca Ventures, Woodland Venture Fund, and Woodland Partners.






ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).















































                                  - 14 of 17 -

                                                                       Exhibit A

                       AGREEMENT PURSUANT TO RULE 13d l(f)
                    OF THE SECURITIES AND EXCHANGE COMMISSION


          AGREEMENT, to be effective as of May 30, 1996, among SENECA VENTURES,

with its principal office at 68 Wheatley Road, Brookville, New York 11545,

WOODLAND VENTURE FUND, with its principal office at 68 Wheatley Road,

Brookville, New York 11545, and WOODLAND PARTNERS, with its principal office at

68 Wheatley Road, Brookville, New York 11545.

          WHEREAS, for convenience and expediency, each party hereto desires to file the statements required by Sec.13(d) of the Securities Exchange Act of

1934, as amended, jointly with all other parties hereto; and

          WHEREAS, Rule 13D-1(f) promulgated by the Securities and Exchange

Commission requires that this Agreement be set forth in writing and filed with the Commission;

          NOW THEREFORE, it is hereby agreed as follows:

          1.   Each party hereto agrees that it will file all statements and reports required under Sec.13(d) of the Securities Exchange Act of 1934, as amended, including without limitation, Schedule 13D, and all amendments of all such statements and/or reports, jointly with all other parties hereto.

          2.   Any party hereto may hereafter terminate this Agreement, with respect to itself only, by giving written notice thereof to all other parties hereto, and to NETWORK PERIPHERALS INC., the NASD, and the Securities and

Exchange Commission.  The

























                                  - 15 of 17 -
withdrawal of any one or more parties shall not cause the termination of this

Agreement with respect to the parties not giving notice of termination as aforesaid.

          3.   Unless sooner terminated as provided in paragraph 2 above, this

Agreement shall be for a period of one (1) year from the date hereof, and shall be automatically renewable for successive one (1) year periods, unless terminated by any party, as to such party, on sixty (60) days notice.

          4.   This Agreement may be executed in counterparts, each of which shall be deemed an original and all of which shall constitute one and the same instrument.


















































                                  - 16 of 17 -

                    IN WITNESS WHEREOF, we have executed this Agreement

          with the intention that it shall be binding upon us as of the day and year set forth above.


                                             SENECA VENTURES


                                             /s/ Barry Rubenstein,
                                             ------------------------------
                                             Barry Rubenstein,
                                             A General Partner


                                             WOODLAND VENTURE FUND


                                             /s/ Barry Rubenstein,
                                             ------------------------------
                                             Barry Rubenstein,
                                             A General Partner


                                             WOODLAND PARTNERS


                                             /s/ Barry Rubenstein,
                                             ------------------------------
                                             Barry Rubenstein,
                                             A General Partner










































                                  - 17 of 17 -